**Mail Stop 4561**

May 26, 2006

Mr. Gregory J. Dukat
President and Chief Executive Officer
Indus International, Inc.
3301 Windy Ridge Parkway
Atlanta, GA  30339

> **Re:    Indus International, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 13, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 9, 2006**
> **Form 8-K Filed May 5, 2006**
> **File No. 005-51511**

Dear Mr. Dukat:

We have reviewed your response to our letter dated March 16, 2006 in connection with our review of the above referenced filings and have the following comments.  Please note that we have limited our review to the matters addressed in the comments below.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended March 31, 2005**

Note 1.  Nature of Business and Significant Accounting Policies

Revenue Recognition, page 51

1.      We note your response to our previous comment no. 3 where you indicate that
        during fiscal 2005 and for the nine months ended December 31, 2005, the
        Company did not have an agreement where revenues had to be deferred due to
        VSOE not existing.  Your disclosures in Note 1 indicate that VSOE is based on
        the price "generally charged when an element is sold separately".  Please explain
        what you mean by this disclosure.  For instance, describe the process you use to
        evaluate the various factors that affect your VSOE (e.g. purchase volume,
        competitive pricing, duration of the arrangement, region, distribution channel and
        specific requirements of the order).  Does the price charged for the individual
        elements vary from customer to customer?  If so, please explain how the
        Company determined that they can reasonably estimate fair value of each
        undelivered element.  Tell us how you considered the guidance in paragraphs 10
        and 57 of SOP 97-2.

2.      You also indicate that when an element has not yet been sold separately, VSOE
        may be based on the price established by authorized management, if it is probable
        that the price, once established, will not change once the element is sold
        separately.  Please describe the situations in which the Company has established
        VSOE based on this method and tell us if the price established for purposes of
        establishing VSOE varied at all from the actual price charged in separate sales.
        Also, tell us if the prices charged in separate sales varied from customer to
        customer and if so, tell us how you determined that such prices supported
        management's determination of VSOE prior to the Company actually having
        separate sales.

Form 8-K Filed May 5, 2006

3.      We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted
        above which excludes recurring items for "restructuring and settlement
        (benefits)/expenses.  Tell us how you considered Question 8 of Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures to include the
        following disclosures for your non-GAAP measures:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact April Coleman at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kathleen Collins
Accounting Branch Chief